Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

April 7, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Validus Holdings, Ltd.
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-203218)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Validus Holdings, Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-203218), filed with the Commission on April 2, 2015, together with all exhibits thereto (the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because it was erroneously coded and filed as form type “S-3ASR” rather than form type “POSASR.” The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Dwight Yoo of Skadden, Arps, Slate, Meagher and Flom LLP at (212) 735-2573.

Very truly yours,

VALIDUS HOLDINGS, LTD.

By: /s/ Robert Kuzloski

Name:	Robert Kuzloski

Title:	Executive Vice President and General Counsel